CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

April 3, 2009

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Chris White, Branch Chief

Gary Newberry, Staff Accountant

George Schuler, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2007

Staff Letters of Comment dated February 13, 2009 and March 13, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the staff’s letters dated February 13, 2009 and March 13, 2009, relating to our Annual Report on Form 20-F for the year ended December 31, 2007 (the “Annual Report”).

We respond to the staff’s comments as follows:

Staff Letter dated March 13, 2009

Form 20-F for the Fiscal Year Ended December 31, 2007

1.

In reference to our telephone conversation of March 13, 2009, please forward to our engineer, George K. Schuler as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials which may be designated as proven or probable reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•

Property and geologic maps

•

Description of your sampling and assaying procedures

•

Drill-hole maps showing drill intercepts

•

Representative geologic cross-sections and drill logs

•

Description and examples of your cut-off calculation procedures

•

Justification for the drill hole spacing used to classify and segregate proven and probable reserves

•

A detailed description of your procedures for estimating reserves

•

Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•

A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

United States Securities and

     Exchange Commission

April 3, 2009

For the initial suitability review of reserve estimates, the executive summary of a Bankable Feasibility or Preliminary Feasibility (Pre-Feasibility) Report is the best preliminary submission. These reports include cost estimates addressing capital (initial/start-up and sustaining), operating costs, and a life of mine cash flow estimate in addition to the exploration, mine operations, processing and sales data. Other economic measurements may be established from the cash flow estimate and are included in these summary documents. Should only an inferred resource estimate is available, no proven or probable reserves are possible, and a submission is not necessary.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the even your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718. The supplemental information may be mailed to the Division of Corporation Finance 100 F Street NE Washington D.C. 20549-7010.

Response to Staff Comment 1:

We have provided to Mr. George K. Schuler, as supplemental information and not as part of the filing, the material requested by the staff in its letter of comment dated March 13, 2009, to the extent the information is possessed by the Company (the “Supplemental Information”). The Supplemental Information has been submitted in CD format, with Adobe PDF files, to the address referenced by the staff, and the submission includes (a) the name and phone number of a technical person the staff’s engineer may call if he has technical questions about our reserves, (b) a written request for return of the Supplemental Information pursuant to Rule 418(b) and (c) a pre-paid, pre-addressed shipping envelope to facilitate return of the Supplemental Information.

In light of Supplemental Information submitted by the Company, we respectfully request that the staff reconsider its prior indication that the Company must present itself as an exploration stage enterprise and that it may not imply its economic viability.

Staff Letter dated February 13, 2009

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.

We note General Instruction B(d) of Form 20-F, which states Regulation S-X applies to the financial statements presented in this report. Rule 5-04(a)(3) of Regulation S-X requires Schedule 1 – condensed financial information of the Registrant, if the stated conditions are met. Please provide this schedule or provide us with your calculations to show such schedule is not required.

United States Securities and

     Exchange Commission

April 3, 2009

Response to Staff Comment 1:

According to Schedule I under Rule 5-04 of Regulation S-X, “The schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.”

Under PRC laws and regulations, there are certain foreign exchange restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company in the form of share capital.

In addition, each of the Company’s consolidated subsidiaries in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable in the form of cash dividends.

As of December 31, 2007, the Company’s total restricted net assets, which include share capital and statutory reserve funds of the Company’s PRC subsidiaries, were approximately RMB 50,000,000, representing 9.3 percent of total consolidated net assets of the Company which amounted to RMB 535,073,000.

Based on the foregoing analysis, the Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Company’s Form 20-F for the fiscal year ended December 31, 2007.

Liquidity and Capital Resources, page 32

2.

Please revise your disclosure to address the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and the impact such restrictions have had or are expected to have on your ability to meet your cash obligations. Refer to Item 5.B.1(6) of Form 20-F.

Response to Staff Comment 2:

The Company proposes to amend its Form 20-F to include the following information and, as applicable, in future filings:

“Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange (“SAFE”) but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by SAFE.

United States Securities and

     Exchange Commission

April 3, 2009

As of December 31, 2007, the breakdown of cash and cash equivalents (in thousands) held in different currencies are as follows:

Currency and Amount	RMB Equivalent	US$ Equivalent
RMB124,072	124,072	17,003
HK$257,085	240,529	32,965
US$16,317	119,088	16,317
Total	483,689	66,285

The Company’s cash and cash equivalents in HK$ and US$ were mainly generated from our financing activities including proceeds from the placement of shares and proceeds from the exercise of employees’ stock options. The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate any profit distribution from the Company’s PRC subsidiaries in the foreseeable future.”

3.

This discussion should also address your treasury policies and objectives in terms of the manner in which treasury activities are controlled, and the currencies in which cash or cash equivalents are held. Refer to Item 5.B.2 of Form 20-F.

Response to Staff Comment 3:

Please see response to Staff Comment 2.

Report of Independent Registered Public Accounting Firm, page F-1

4.

We note that the independent auditor issued the report in Denver, CO, while you are a British Virgin Islands corporation with operations in China. To the extent that your auditor relied on an opinion of other auditors, reference to that reliance should be made in the principle auditor’s report and the separate audit report of the other accountant is required to be filed. Please identify the principal auditor and where the accounting records for the operations in China and the British Virgin Islands are maintained. Refer to Rule 2-05 of Regulation S-X.

Response to Staff Comment 4:

The Company’s principal auditors are GHP Horwath, P.C. (“GHP Horwath”), who utilized Shu Lun Pan Horwath Hong Kong CPA Limited (“Shu Lun Pan”, a firm registered with the PCAOB and independent of the Company) as other auditors (as defined in AU543, Part of Audit Performed by Other Independent Auditors). The Company’s understanding is that Shu Lun Pan and GHP Horwath, P.C. are both member firms of Horwath International.

GHP Horwath advised us that they acted as principal auditors pursuant to AU543 and that their decision not to make reference in their audit report to Shu Lun Pan was based on AU543, ¶’s .04 and .05, in that they concluded that the part of the audit performed by Shu Lun Pan was acceptable to GHP Horwath, the work was performed under GHP Horwath’s guidance and control, and GHP Horwath performed steps they considered necessary to satisfy them as to the audit performed by the other auditors and accordingly was satisfied as to the reasonableness of the accounts for the purpose of inclusion in the financial statements on which they expressed their opinion.

The accounting records for the Company’s operations in China are maintained in China. There are no operations in the British Virgin Islands, and we do not maintain accounting records there.

United States Securities and

     Exchange Commission

April 3, 2009

Consolidated Financial Statements, page F-2

5.

We note your response to prior comment one in our letter of September 19, 2008, in which you state you do not have proven reserves under Industry Guide 7. As such, your operations must be in the “exploration stage” as defined by Industry Guide 7(4)(i). Until such time as you establish reserves as defined in the Guide, revise your financial statement headnotes and footnotes to paragraph (a) of Industry Guide 7 and our website under Section 2.F.10 titled “Exploration Stage (Development Stage) Mining Companies” at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Response to Staff Comment 5:

The Company awaits the Staff’s review of the Supplemental Information and a final determination as to whether the Company’s reserves and historical operations require it to describe itself as an exploration stage company.

Notes to Consolidated Financial Statements

Note 1 – Organization and Principal Activities, page F-9

6.

Your footnote disclosure indicates you sell zinc, iron and other minerals. Your management discussion on page 30 discusses only the volume of zinc sold. Add disclosure as to what mineral or minerals are the primary source of your reported revenues, and how you accounted for the sale or credits received for any by-product minerals in your financial statements.

Response to Staff Comment 6:

The Company proposes to amend its Form 20-F to include the following information. The following information includes current disclosure that appears on page 30 of the Company’s Form 20-F, as well as revisions in response to the Staff comment. The information that constitutes a revision to existing disclosure appears below as underlined.

“Zinc is the primary source of the Company’s revenues, which accounted for 66%, 80% and 59% of the Company’s sales for the years 2005, 2006 and 2007, respectively.

Sales for the year ended December 31, 2007 decreased by 13% compared to the year ended December 31, 2006. The decrease was mainly due to a drop in the sales volume of zinc by 34% as actual zinc mined was 38% lower, and a decrease in the average selling price of zinc by 4% during the current year; partly offset by an increase in sales volume of iron and micaceous iron oxide-grey by 21% and 82%, respectively, and an increase in the average selling prices of iron and micaceous iron oxide-grey by 42% and 1%, respectively.

Sales for the year ended December 31, 2006 increased by 47% compared to year ended December 31, 2005. The increase was mainly attributable to the 152% surge in the average selling price of zinc, which was partly offset by the decrease in sales volume of zinc by 22% as the actual zinc mined was 2% lower during 2006. The increase was also due to the increase in sales volume of iron and micaceous iron oxide-grey by 1% and 17%, respectively, and the increase in the selling price of micaceous iron oxide-grey by 7%, partly offset by the decrease in the selling price of iron by 16%.

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.”

United States Securities and

     Exchange Commission

April 3, 2009

Note 2 – Summary of Significant Accounting Policies

(e) – Properties and equipment, page F-12

7.

Your policy indicates you capitalize and amortize mining rights, mine development and exploration rights. For each of these categories, tell us:

•

the amount you have capitalized that are the result of a business combination accounted for under Statement of Financial Accounting Standards (SFAS) 141,

•

the amount you have capitalized that are not the result of a business combination accounted for under SFAS 141.

Response to Staff Comment 7:

As of December 31, 2007, the Company has capitalized mining rights and exploration rights (the Company had no capitalized mine development costs), as follows (US$):

Capitalized as a result of business combination accounted for under SFAS No. 141:
Mining rights	$1,264,794
Mine development	-0-
Exploration rights	-0-

Capitalized that are not the result of business combination accounted for under SFAS No. 141:
Mining rights	$460,046*
Mine development	-0-
Exploration rights	$95,929**
* Consists of costs incurred and paid to the government in China to acquire 3- to 5-year extensions on the respective mining rights acquired under SFAS141.
** Excludes exploration rights acquired by the Company’s equity investee company, Hainan – see response to Staff Comment 8 below.

8.

In the absence of proven reserves, all mining activity, including amounts incurred for mining rights, mine development and exploration rights not accounted for under SFAS 141, is considered exploration activity and should be expensed. Please revise your financial statements, considering the requirements of SFAS 154, to expense these amounts, and revise your accounting policies accordingly. See and our website under Section II.F.1 titled “Mining Exploration Costs” at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Response to Staff Comment 8:

The Company’s management does not believe there are any costs capitalized through December 31, 2007, that should have been expensed. Under EITF 04-2, ¶7, mineral rights include prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Mining rights and exploration rights capitalized by the Company (not accounted for under SFAS 141) were capitalized pursuant to EITF 04-2.

United States Securities and

     Exchange Commission

April 3, 2009

9.

The amount of mining rights and mine development assets you have capitalized that are the result of a business combination accounted for under SFAS 141 should not be amortized in the absence of proven reserves, but rather evaluated for impairment using the guidance under Emerging Task Force Issue 04-3. Please revise your financial statements and footnotes accordingly to report such impairment expense as appropriate.

Response to Staff Comment 9:

As of December 31, 2007, the Company has capitalized approximately $1.265 million of mining rights that were acquired in the Company’s 2005 acquisition of Feishang Mining Holdings Limited (“Feishang”) and its wholly-owned subsidiary Wuhu Feishang Mining Development Co., Ltd. (“Wuhu”). These mining rights are for two active, operating mines: Yang Chong and Zao Yun Mines.

The Company made a determination that because the Company is actively extracting ore from these producing mines, it is appropriate to depreciate the cost of the acquired mining rights (classified as tangible assets pursuant to EITF 04-2) in accordance with ARB 43, ch9C. An estimated economic useful life was developed based upon the equivalent of inferred resource value of the mines, and depreciation has been calculated based upon a units-of-production method.

The Company believes that because these assets are producing, it is appropriate to apply depreciation accounting, which the Company believes represents an appropriate distribution of the costs of the tangible assets over the estimated useful life of these assets in a systematic and rational manner.

The Company also performs annual evaluations for impairment using the guidance in EITF 04-3.

10.

The amount of exploration rights you have capitalized that are the result of a business combination accounted for under SFAS 141 should be evaluated for impairment using the guidance under Emerging Task Force Issue 04-2, paragraph 7, to determine whether they are mineral rights. Tell us whether the capitalized exploration rights include an option to extract and retain at least a portion of the benefits of the mineral deposits. To the extent such an option is not present, the exploration rights should be expensed as an exploration activity. See and our website under Section II.F.1 titled “Mining Exploration Costs” at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Response to Staff Comment 10:

Please see response to Staff Comment 8.

Note 13 – Concentration of Risk, page F-23

11.

The mining rights and mine development costs you have capitalized under SFAS 141 are subject to potential impairment in the near term due to a lack of proven reserves. Revise your footnotes to disclose this situation, as required by Statement of Position 94-6, paragraphs 12-19, or tell us the facts and circumstances you considered in order to conclude such disclosure is not required.

Response to Staff Comment 11:

The Company awaits the Staff’s review of the Supplemental Information and a final determination as to whether the Company’s reserves and historical operations require that it describe itself as an exploration stage company.

United States Securities and

     Exchange Commission

April 3, 2009

Engineering Comments:

12.

We note your response to prior comment 1, in which you indicate you do not have proven or probable reserves as defined by Industry Guide 7. Absent reserves, your status for U.S. SEC filings is that of an exploration company, despite your current mining and processing activities. Please reflect this change of status within your filing and include a clear statement that your company does not have any proven and probable reserves.

Response to Staff Comment 12:

The Company awaits the Staff’s review of the Supplemental Information and a final determination as to whether the Company’s reserves and historical operations require that it describe itself as an exploration stage company.

13.

In addition, the terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage, when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals from the reserves. Since you do not disclose any proven or probable reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore, exploration or other terminology that describes your activities without implying you are economically viable.

Response to Staff Comment 13:

The Company awaits the Staff’s review of the Supplemental Information and a final determination as to whether the Company’s reserves and historical operations require that it describe itself as an exploration stage company.

United States Securities and

     Exchange Commission

April 3, 2009

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer